Exhibit 99.1

2017 IS ANOTHER RECORD YEAR
WITH OVER 1 BILLION EURO ADJ. EBITDA(1),
TWO YEARS AHEAD OF THE IPO BUSINESS PLAN.
TARGETING EURO 2 BILLION ADJ. EBITDA AND
EURO 1.2 BILLION INDUSTRIAL FREE CASH FLOW NO LATER THAN 2022.

•	Total shipments of 8,398 units, up 384 units (+4.8%)

•	Net revenues at Euro 3,417 million, up 10.0% (+11.2% at constant currencies)

•	Adjusted EBITDA(1) of Euro 1,036 million, margin at 30.3% (29.8% without FX hedges(2))

•	Adjusted EBIT(1) of Euro 775 million, 230 bps margin increase to 22.7% (22.1% without FX hedges(2))

•	Adjusted net profit(1) up 26.4% to Euro 537 million

•	Net industrial debt(1) down Euro 180 million to Euro 473 million

•	Dividend distribution proposal of Euro 0.71 per common share(3) totaling Euro 134 million

For the three months ended				(In Euro million unless otherwise stated)	For the twelve months ended
December 31,					December 31,
2017	2016	Change			2017	2016	Change
2,017	1,940	77	4%	Shipments (in units)	8,398	8,014	384	5%
840	836	4	1%	Net revenues	3,417	3,105	312	10%
258	224	34	16%	EBITDA(1)	1,036	843	193	23%
258	251	7	3%	Adjusted EBITDA(1)	1,036	880	156	18%
194	156	38	25%	EBIT	775	595	180	30%
194	183	11	7%	Adjusted EBIT(1)	775	632	143	23%
136	112	24	24%	Net profit	537	400	137	34%
136	130	6	6%	Adjusted net profit(1)	537	425	112	26%
0.72	0.59	0.13	22%	Basic earnings per share (in Euro)	2.83	2.11	0.72	34%
0.72	0.69	0.03	4%	Adjusted basic earnings per share(1) (in Euro)	2.83	2.25	0.58	26%
0.71	0.59	0.12	20%	Diluted earnings per share (in Euro)	2.82	2.11	0.71	34%
0.71	0.69	0.02	3%	Adjusted diluted earnings per share(1) (in Euro)	2.82	2.24	0.58	26%

Dec. 31,	Sept. 30,	Change		(Euro million)	Dec. 31,	Dec. 31,	Change
2017	2017				2017	2016
(473)	(485)	12		Net industrial debt(1)	(473)	(653)	180

2018 Outlook
The Group is expecting the following performance in 2018:
•    Shipments: > 9,000 including supercars
•    Net revenues: > Euro 3.4 billion
•    Adjusted EBITDA: ≥ Euro 1.1 billion
•    Net industrial debt(4): < Euro 400 million
•    Capital Expenditures: ~ Euro 550 million

1 Refer to specific note on Non-GAAP financial measures
2 Margins without FX hedges have been calculated excluding FX hedges impact from net revenues, adjusted EBIT and adjusted EBITDA, please refer to FY 2017 results presentation for further detail
3 Subject to approval by the Shareholders at the 2018 Annual General Meeting
4 Including a dividend distribution to the holders of common shares and excluding potential share repurchases

Maranello (Italy), February 1, 2018 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(5) for the fourth quarter and twelve months ended December 31, 2017.
Shipments

For the three months ended				Shipments(6)	For the twelve months ended
December 31,				(units)	December 31,
2017	2016	Change			2017	2016	Change
799	848	(49)	(6%)	EMEA	3,737	3,610	127	4%
733	689	44	6%	Americas	2,811	2,687	124	5%
164	123	41	33%	China, Hong Kong and Taiwan, on a combined basis	617	619	(2)	(0%)
321	280	41	15%	Rest of APAC	1,233	1,098	135	12%
2,017	1,940	77	4%	Total Shipments	8,398	8,014	384	5%
Shipments totaled     8,398 units in 2017, up 384 units or +4.8% vs. prior year. This achievement was driven by a 25.1% increase in sales of our 12 cylinder models (V12), while the 8 cylinder models (V8) were in line with prior year. The V12 strong performance was led by the GTC4Lusso and the 812 Superfast, that is approaching global reach, as well as LaFerrari Aperta yet to finish its limited series run, fully contributing. This was partially offset by the F12berlinetta phase-out as well as the F12tdf that finished its limited series run. V8 performance was impacted by the phase-out of the California T, offset by the 488 family and the GTC4Lusso T. Deliveries of the newly launched Ferrari Portofino will start in Q2 2018.
EMEA(6) grew almost 4%, with France, Italy and UK growing at double-digit pace, while Germany recorded mid single-digit growth. Americas(6) increased by 4.6% and Rest of APAC(6) was up 12.3%. China, Hong Kong and Taiwan(6), on a combined basis, remained flat due to the slowdown in Hong Kong as per Ferrari’s decision to terminate the distributor in 2016 and the new dealership becoming fully operational in Q3 2017.

5 These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
6 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; China, Hong Kong and Taiwan, on a combined basis, includes: China, Hong Kong and Taiwan; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia and South Korea

Total net revenues

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
2017	2016	Change			2017	2016	Change
601	573	28	5%	Cars and spare parts(7)	2,456	2,180	276	13%
81	113	(32)	(28%)	Engines(8)	373	338	35	11%
124	128	(4)	(3%)	Sponsorship, commercial and brand(9)	494	488	6	1%
34	22	12	58%	Other(10)	94	99	(5)	(5%)
840	836	4	1%	Total net revenues	3,417	3,105	312	10%

Net revenues for 2017 were Euro 3,417 million, an increase of Euro 312 million or +10.0% (+11.2% at constant currencies) from 2016. Revenues in Cars and spare parts(7) (Euro 2,456 million) were up 12.7% vs. prior year, supported by higher volumes and positive mix led by V12 range models as well as LaFerrari Aperta, along with a greater contribution from personalization programs and pricing increases. This was partially offset by the end of LaFerrari lifecycle in 2016 as well as the non-registered racing car FXX K and the strictly limited edition F60 America completing their limited series run in 2016. Engines(8) revenues (Euro 373 million, +10.5%) posted an increase thanks to strong sales to Maserati, more than offsetting the termination of the rental agreement with a Formula 1 racing team. Sponsorship, commercial and brand(9) revenues (Euro 494 million, +1.1%) were up Euro 6 million thanks to higher sponsorship and brand revenues, partially offset by lower 2016 championship ranking compared to 2015. Other(10) revenues (Euro 94 million, -5.1%) were down mainly due to the deconsolidation of the European Financial Services business since November 2016.

7 Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
8 Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
9 Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
10 Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
2017	2016	Change			2017	2016	Change
258	251	7	3%	Adjusted EBITDA(1)	1,036	880	156	18%
30.7%	30.0%	+70bps		Adjusted EBITDA margin	30.3%	28.3%	+200bps
194	183	11	7%	Adjusted EBIT(1)	775	632	143	23%
23.1%	21.9%	+120bps		Adjusted EBIT margin	22.7%	20.4%	+230bps

2017 Adjusted EBIT(1) was Euro 775 million, up Euro 143 million (+22.7%) vs. prior year. This was a result of higher volumes (Euro 67 million) thanks to the GTC4Lusso and the 488 families as well as the 812 Superfast, together with positive contribution from personalization programs. This was partially offset by the California T and the F12berlinetta phase-out, as well as the F12tdf that finished its limited series run in 2017. Mix was positively impacted (Euro 80 million) by LaFerrari Aperta, strong performance from product range models and pricing increases. This was partially offset by LaFerrari that completed its lifecycle in 2016, the non-registered racing car FXX K and the strictly limited edition F60 America, completing their limited series run in 2016. Research and development costs and industrial costs grew Euro 23 million mainly due to higher R&D expenses to support product range and components innovation for hybrid technology. This was partially offset by lower spending in F1 activities and efficiencies on direct material. SG&A was higher than prior year (Euro 27 million) as it was impacted by charges in connection with the equity incentive plan, costs related to the 70th anniversary and higher costs related to new directly operated stores. This was partially offset by the deconsolidation of the European Financial Services business since November 2016. FX, excluding hedges, had a negative impact (Euro 48 million) mainly due to USD, GBP, JPY and CNY depreciation versus Euro. Other decreased (Euro 7 million) mainly due to lower 2016 championship ranking compared to 2015, the termination of the rental agreement with a Formula 1 racing team and the deconsolidation of the European Financial Services business since November 2016. This was partially offset by positive contribution from Engines to Maserati.

The tax rate was reduced to 28.0% in 2017 from 29.5% in 2016. This was mostly due to the combined effect of the Italian Government’s decision to reduce the nominal tax rate to 24% from 27.5% in 2017, as well as the effect of deductions related to eligible research and development costs and depreciations of fixed assets in accordance with the Italian tax legislation. This was partially offset by immaterial negative impact from revaluing U.S. net deferred tax assets to new 21% from 35% U.S. tax rate.
As a result of the items described above, adjusted net profit(1) for 2017 was Euro 537 million, up Euro 112 million (+26.4%).

Industrial free cash flow(1) for the twelve months ended December 31, 2017 was Euro 328 million, driven by strong adjusted EBITDA(1). This was partially offset by net change in working capital of Euro 61 million as a result of increased inventory and trade payables driven by the projected volume growth in line with our 2018 production outlook, capex of Euro 387 million and taxes of Euro 215 million, which included FY 2016 tax balance and FY 2017 tax advance payments. Other was impacted by the lack of contribution from advances of LaFerrari Aperta, partially offset by advances from the Ferrari J50.

Net industrial debt(1) at December 31, 2017 decreased to Euro 473 million from Euro 653 million at December 31, 2016 thanks to strong industrial free cash flow(1) generation, partially offset by cash distribution to the holders of common shares.

2018 Outlook
The Group is expecting the following performance in 2018:

•	Shipments: > 9,000 including supercars

•	Net revenues: > Euro 3.4 billion

•	Adjusted EBITDA: ≥ Euro 1.1 billion

•	Net industrial debt: < Euro 400 million, including a dividend distribution to the holders of common shares and excluding potential share repurchases

•	Capital Expenditures: ~ Euro 550million

Mid-term Outlook
After thoroughly reviewing its current portfolio and all of its product development initiatives, the Group is targeting an adj. EBITDA performance of Euro 2 billion and Euro 1.2 billion in industrial free cash flow no later than 2022 and to be net industrial debt free (after dividend/capital distributions and excluding share repurchases) no later than 2021.

Dividend Distribution Proposal
Subject to the approval by the Shareholders at the 2018 Annual General Meeting, the Company intends to make a dividend distribution to the holders of common shares of Euro 0.71 per common share, corresponding to a total dividend distribution to shareholders of approximately Euro 134 million.

Issue of notes due in January 2021
On November 16th 2017, Ferrari issued the Euro 700 million notes due in January 2021 with a fixed annual coupon of 0.25% and an issue price of 99.557%. The initial institutional demand for the notes was four time the offering. The proceeds of the issue were used for general corporate purposes including the repayment of amounts outstanding under the Group’s credit facility.

FXX K Evo
On October 29th 2017, Ferrari unveiled the FXX K Evo during the Finali Mondiali event at the Mugello Racetrack. Available as an extremely limited-run model and as an upgrade package for the existing XX cars, the FXX K Evo features an evolved aero package developed by Ferrari’s engineers in synergy with the Ferrari Style Centre’s designers, to push to the very limit the performance of a model that already represents the state-of-the-art in terms of Ferrari track-only supercars.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 229 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2018 Outlook” and the "Mid-term outlook until 2022", contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the challenges and costs of integrating hybrid technology more broadly into Group’s car portfolio over time; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; Group’s ability to service and refinance its debt; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; ability to maintain the functional and efficient operation of its information technology systems and other factors discussed elsewhere in this document.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2017	2016	Change		2017	2016	Change
136	112	24	Net profit	537	400	137
54	41	13	Income tax expense	209	167	42
4	3	1	Net financial expenses	29	28	1
64	68	(4)	Amortization and depreciation	261	248	13
258	224	34	EBITDA	1,036	843	193

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2017	2016	Change		2017	2016	Change
258	224	34	EBITDA	1,036	843	193
-	27	(27)	Charges for Takata airbag inflator recalls	-	37	(37)
258	251	7	Adjusted EBITDA	1,036	880	156

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2017	2016	Change		2017	2016	Change
194	156	38	EBIT	775	595	180
-	27	(27)	Charges for Takata airbag inflator recalls	-	37	(37)
194	183	11	Adjusted EBIT	775	632	143

Adjusted net profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2017	2016	Change		2017	2016	Change
136	112	24	Net profit	537	400	137
-	18	(18)	Charges for Takata airbag inflator recalls (net of tax effect)	-	25	(25)
136	130	6	Adjusted net profit	537	425	112

Adjusted EPS represents EPS as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended			(Euro per common share)	For the twelve months ended
December 31,				December 31,
2017	2016	Change		2017	2016	Change
0.72	0.59	0.13	Basic EPS	2.83	2.11	0.72
-	0.10	(0.10)	Charges for Takata airbag inflator recalls (net of tax effect)	-	0.14	(0.14)
0.72	0.69	0.03	Adjusted basic EPS	2.83	2.25	0.58
0.71	0.59	0.12	Diluted EPS	2.82	2.11	0.71
-	0.10	(0.10)	Charges for Takata airbag inflator recalls (net of tax effect)	-	0.14	(0.14)
0.71	0.69	0.02	Adjusted diluted EPS	2.82	2.25	0.57

Basic and diluted EPS

For the three months ended		(Euro million, unless otherwise stated)		For the twelve months ended
December 31,				December 31,
2017	2016	Change		2017	2016	Change
135	111	24	Net profit attributable to owners of the Company	535	399	136
188,954	188,923		Weighted average number of common shares (thousand)	188,951	188,923
0.72	0.59	0.13	Basic EPS (in Euro)	2.83	2.11	0.72
189,759	188,946		Weighted average number of common shares for diluted earnings per common share (thousand)	189,759	188,946
0.71	0.59	0.12	Diluted EPS (in Euro)	2.82	2.11	0.71

Net Industrial Debt is defined as total Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position.

(Euro million)	Dec. 31,	Sept. 30	Jun. 30,	Mar. 31,	Dec. 31,
	2017	2017	2017	2017	2016
Net Industrial debt	(473)	(485)	(627)	(578)	(653)
Funded portion of the self-liquidating financial receivables portfolio	685	694	705	723	737
Net debt	(1,158)	(1,179)	(1,332)	(1,301)	(1,390)
Cash and cash equivalents	648	619	423	569	458
Gross debt	(1,806)	(1,798)	(1,755)	(1,870)	(1,848)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the self-liquidating financial receivables portfolio.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2017	2016		2017	2016
156	439	Cash flow from operating activities	671	1,005
(140)	(88)	Cash flows used in investing activities(11)	(387)	(320)
16	351	Free Cash Flow	284	685
(3)	(422)	Change in the self-liquidating financial receivables portfolio	44	(405)
13	(71)	Free Cash Flow from Industrial Activities	328	280

11 Cash flow used in investing activities for the twelve months ended December 31, 2017 excludes proceeds from exercising the Delta Topco option of Euro 8 million

On February 1, 2018, at 5 p.m. CET, management will hold a conference call to present the FY 2017 to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977